Mail Stop 4561

May 10, 2010

Richard E. Leigh, Jr., Esq., General Counsel
Motricity, Inc.
601 108th Ave. Northeast, Ste. 800
Bellevue, WA 98004

> **Re:** **Motricity, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 6, 2010**
> **File No. 333-164471**

Dear Mr. Leigh:

We have reviewed the above-captioned filing and your response letter dated
May 6, 2010, and have the following comments. Where prior comments are referenced, they
refer to our letter dated April 30, 2010.

Risk Factors

"Our principal stockholders may exert substantial influence over us…," page 27

1.   Please add a sentence including quantitative and qualitative disclosure regarding the
        respective impacts of the class of Series H preferred stock remaining outstanding and
        converting. In doing so, make sure you address Series H's voting rights, and the
        impact of the quarterly accrual of cumulative dividends at 8% per annum in
        additional shares of Series H preferred stock.

"You will experience immediate and substantial dilution in the book value…," page 29

2.   Here and in the Dilution section, revise to address the dilutive impact of the quarterly
        accrual of cumulative dividends at 8% per annum in additional shares of Series H
        preferred stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 71

3.   Please revise to discuss the restrictions on your liquidity and capital resources tied to
        shares of your Series H preferred stock remaining outstanding.

Business

Our Solutions and Services, page 82

4.   We note your response to prior comment 2. The mCore Marketplace graphic on page 83 and the related disclosure are still unclear. For example, but without limitation, it is unclear what the arrows flowing from "Hard & Soft Goods" and "Televisions and Set-top Boxes" to "Business Intelligence, User Preferences, and Carrier Information" demonstrate. In addition, it is unclear what is demonstrated by the concentric circles and quadrants. Please revise or delete.

Executive Compensation

Equity Incentive Plans, page 107

5.   Please revise to disclose the impact, if any, that the 15 for 1 stock split will have on the shares available under your equity incentive plans.

Principal and Selling Stockholders, page 129

6.   Advanced Equities, Inc. appears to be a registered broker-dealer. If Advanced Equities, Inc. will be offering any shares for sale, either: (i) identify Advanced Equities, Inc. as an underwriter, or (ii) revise your disclosure to indicate that it acquired the securities as transaction-based compensation for investment banking services and provide a description of the investment banking services and the manner in which the compensation for the services was computed, as applicable.

7.   In addition, with respect to all affiliates of Advanced Equities, Inc., expand your disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Certain Relationships and Related Party Transactions

Series F,G,H, and I Financing Rounds, page 136

8.   Please provide a more detailed discussion of your May 2010 agreement with Koala Holding LP to extend the redemption date of the Series H preferred stock. See Item 404(a)(6) of Regulation S-K. This description should include, without limitation, who was involved in the process, any material changes in the terms, and why the terms were modified. In addition, please file the amended Series H agreements as exhibits.

9.   We note your disclosure that the Series H preferred stock will convert at your option into shares of common stock if (i) the public offering price of this offering is more than $ per share; or (ii) the average closing price over a 90-day period is $ per share or higher. Please revise to disclose the pertinent prices per share. In addition, we note that this disclosure, and your disclosure on page F-43, is inconsistent with your disclosure on page 137, which states that upon reaching one of the aforementioned share price targets, the Series H preferred stock "will convert automatically" into shares of your common stock. Please revise.

10.   If the low-point of your offering price range exceeds the public offering price trigger, and the Series H preferred stock automatically converts, or you plan to convert the Series H, it appears that you should revise your disclosure throughout the prospectus to reflect the impact of the conversion.

Description of Capital Stock

Preferred Stock

Series H Preferred Stock, page 137

11.   Revise to disclose Series H's voting rights.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

12.   The restrictive language must be removed before the registration statement becomes effective.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

13.   We note your response to prior comment 4. For arrangements that do not give the customer the right to take possession of the software, consider clarifying your disclosure to indicate that the recognition periods for the professional services and hosting are consistent and to explain the basis for the timing of recognition of the variable activity-based fee. In this regard, it should be clear from your disclosure that you determine the pattern of revenue recognition of the combined deliverables as a single unit of accounting.

14.   We note your response to prior comment 5. In your disclosure related to arrangements that give the customer the right to take possession of the software, you

indicate that the residual method is used to establish fair value of the professional services. Tell us why you believe this represents fair value. Alternatively, revise your disclosure to clarify that the residual method is used to allocate the arrangement consideration for revenue recognition purposes.

Note 10. Preferred Stock and Redeemable Preferred Stock, page F-29

15.   Please revise to provide the summary tabular information for the preferred stock and redeemable preferred stock as of March 31, 2010 as provided for the December 31, 2008 and 2009 balances.

Note 11. Stock Options and Warrants, page F-34

16.   Please revise to provide the summary tabular information for the preferred stock and redeemable preferred stock as of March 31, 2010 as provided for the December 31, 2008 and 2009 balances. Please reconcile the disclosure of outstanding stock options on page 6 regarding 1,178,873 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2010, at a weighted average exercise price of $10.67 per share to related disclosure in Note 11 regarding options outstanding as of December 31, 2009 of 1,225,461 at a weighted average exercise price of $10.80. We note that disclosures in Note 11 do not include interim period ended March 31, 2010 activity or balance.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Richard E. Leigh, Jr., Esq.
Motricity, Inc.
May 10, 2010
Page 5

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

                                                   Sincerely,

                                                   Barbara C. Jacobs
                                                   Assistant Director

cc: <u>Via Facsimile (212) 446-4900</u>
        Mark D. Director, Esq.
        Christian O. Nagler, Esq.
        Kirkland & Ellis LLP